1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV:ITR ; NYSE American : ITRG
DECEMBER 15, 2020	www.integraresources.com

INTEGRA RESOURCES ANNOUNCES ANNUAL GRANT OF EQUITY INCENTIVE AWARDS

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V:ITR; NYSE American:ITRG) announces that it has granted a total of 285,683 options, 358,203 restricted share units and 87,500 deferred share units (together the "Equity Incentive Awards")  to various employees, executives, directors and consultants of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Equity Incentive Plan and are subject to vesting provisions. The options have an exercise price of $4.71 per share and will expire five years from the date of grant.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576